Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 23, 2014

“Explanatory note: the following op-ed was posted on the website of the Minneapolis Star Tribune on June 20, 2014, and a print version was published in the Minneapolis Star Tribune on June 21, 2014.”

Medtronic CEO: Minnesota is still our home

Article by: Omar Ishrak

The Covidien deal expands our mission, but job growth and innovation will continue here.

Medtronic was born in a Twin Cities garage in 1949, and as the company expanded into a worldwide leader, its roots here in the Twin Cities have only grown deeper. We have more than 8,000 employees at our 29 Minnesota facilities. And we’re not going anywhere.

Some people have misinterpreted the recent announcement that we are acquiring an Irish company and declaring our principal executives offices in that country to mean that we are leaving Minnesota. Nothing could be further from the truth. The Medtronic operating headquarters where I go to work every day will stay right where it is in Fridley. The global structure of this planned acquisition will spur greater growth for us here and across the United States. We intend to add new jobs to the Twin Cities community over the next few years.

Purchasing Covidien will help us advance our mission of alleviating pain, restoring health and extending life for patients around the world. It will accelerate our ability to bring new products and solutions to patients and physicians. It offers us a unique opportunity to take our strong legacy of innovation to the next level.

• A $10 billion commitment to technology investments: Should the acquisition be completed, our new structure will enhance our ability to invest in future growth and innovation, which is why we have committed to investing $10 billion in the United States — above and beyond Medtronic and Covidien’s existing plans — on technology innovation over the next decade. The United States is the center of the medical-device sector, and a net exporter of its products, for good reason. The talent pool, entrepreneurial spirit, and an infrastructure that supports and rewards innovation offer great benefits to medical-device companies operating here. Our new investments will help keep that leadership alive.

Why is that important? Because medical technology is the kind of high-skill, high-wage industry that is critical to the future of the American economy. Every $1 billion in advanced medical technology industry revenues in the United States generates an additional $1.69 billion in national economic output, almost 13,000 jobs and $778 million in personal income.

• Adding skilled jobs to the community: Since joining Medtronic three years ago, I have been fortunate enough to experience the impact our company and employees make in this community. Over the past year, Medtronic has donated more than $15 million through employee giving and matching grants, scholarships and sponsorships. Our employees willingly donate their time, including more than 59,000 volunteer hours by more than 2,000 employee volunteers last year alone. And we have supported job growth and medical innovation by investing and acquiring companies such as Corventis, CardioCom, ATS Medical and Restore Medical — not to mention the dozens of companies that have spun out of Medtronic and the more than 80 local vendors and suppliers to whom we paid more than $450 million last year for services.

We have no intentions to change this. Should the transaction be completed, our combined companies will employ 9,300 people in Minnesota throughout 31 facilities as a result of Covidien’s existing business.

The combined company will have a deep footprint here in the Twin Cities, but given our leading edge in technology innovation, I plan to increase that footprint by committing to creating an additional 1,000 jobs here over the next five years.

We have consistently been the leading innovator in the U.S. medtech industry, investing more than $11 billion in research and development, accounting for 84 percent of the industry’s total R&D spending in the U.S. over the last 10 years. And in the process, Medtronic has grown its U.S. head count by 20 percent.

Likewise, Covidien has more than doubled its number of R&D centers in the United States from seven to 15 since 2007, and its R&D spending has grown from $180 million in 2007 to $550 million in 2014, 90 percent of which is spent in the United States. This combination not only will bolster our existing efforts but will allow us to expand them in a more impactful way.

Medtronic remains centered on its commitment to focus heavily on research and development; provide early-stage venture capital to entrepreneurs and start-ups, acquire companies that will benefit from our experience and breadth, and to attract, train and support a workforce of highly skilled, highly motivated engineers and scientists.

This new step in our corporate history will allow us to expand on that commitment to investing in the innovation that drives growth and creates jobs — and, most important, helps people with chronic diseases. And we’ll start it right here where we’ve always had our home — Minnesota.

Omar Ishrak is the CEO of Medtronic.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

The directors of Medtronic accept responsibility for the information contained in this article. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this article is in accordance with the facts and does not omit anything likely to affect the import of such information.